Heath D. Linsky
404-504-7691
hdl@mmmlaw.com
www.mmmlaw.com
January 8, 2019

VIA EDGAR

Babette Cooper
Staff Accountant
Division of Corporation Finance
Office of Real Estate and Commodities
U.S. Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Re:    Carter Validus Mission Critical REIT II, Inc.
        Form 10-K for the Fiscal Year Ended December 31, 2017
        Filed March 21, 2018
File No. 000-55435

Dear Ms. Cooper:
On behalf of Carter Validus Mission Critical REIT II, Inc. (the “Company”), please find transmitted herein the Company’s response to the comment of the Staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) set forth in the Commission’s letter dated December 21, 2018, relating to the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2017, filed with the Commission on March 21, 2018 (the “Form 10-K”). The headings and numbered paragraphs below correspond to the headings and numbered paragraphs of the Staff’s letter.

Form 10-K for the Fiscal Year Ended December 31, 2017

Item 5. Market for Registrant’s Common Equity, Related Stockholder Matters and Issuer
Purchases of Equity Securities.
Share Repurchase Program, page 49
Comment:     We note your disclosure that the purchase price for shares repurchased under your share repurchase program is 100.0% of the most recent estimated value. Please revise your disclosure in future filings to clarify what is meant by “the most recent estimated value”. In that regard, it is unclear whether the “most recent estimated value” is meant to refer to net asset value, the most recently determined offering price, or some other amount.
Response:    The Company hereby undertakes to clarify in its future filings that the purchase price for shares repurchased pursuant to the Company’s share repurchase program is equal to 100.0% of the most recent “Estimated

_________________________________________________________________________________________________________________
Phone: 404.233.7000 | www.mmmlaw.com
1600 Atlanta Financial Center | 3343 Peachtree Road, NE | Atlanta, Georgia 30326
Atlanta Columbus Raleigh-Durham Savannah Washington, DC

Ms. Babette Cooper
January 8, 2019

Per Share NAV” (as defined in the Form 10-K and updated on at least an annual basis) of the Company’s Class A common stock, Class I common stock, Class T common stock or Class T2 common stock, as applicable, as determined by the Company’s board of directors (in each case, as adjusted for any stock dividends, combinations, splits, recapitalizations and the like with respect to the Company’s common stock).

* * * * *
If you have any questions regarding this correspondence, please do not hesitate to contact the undersigned at (404) 504-7691.

Best regards,

MORRIS, MANNING & MARTIN, LLP

/s/ Heath D. Linsky

Heath D. Linsky, Esq.

cc:    Michael A. Seton
Kay C. Neely
Mary Katherine Rawls, Esq.